

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 20, 2006

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama 35540

> **Re: Cavalier Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed May 2, 2005**
> **Form 10-Q for Fiscal Quarters Ended April 2, 2005, July 2, 2005 and**
> **October 1, 2005**
> **File No. 0-21682**

Dear Mr. Roberson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or me, in her absence, at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief